UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CASTLE BRANDS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                                                   [x]     Rule 13d-1(b)
                                                                                   [  ]     Rule 13d-1(c)
                                                                                   [  ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

CUSIP NO. 148435100	Page 2 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

CAMULOS CAPITAL LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		752,490
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 752,490
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

752,490

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

4.81%

12	Type of Reporting Person (See Instructions)
IA, PN

CUSIP NO. 148435100	Page 3 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

CAMULOS CAPITAL GP LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		752,490
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 752,490
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

752,490

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

4.81%

12	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 148435100	Page 4 of 8 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

RICHARD P. BRENNAN

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		752,490
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 752,490
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

752,490

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

4.81%

12	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 148435100	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

Castle Brands Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

570 Lexington Avenue, 29th Floor
New York, NY 10022

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Camulos Capital LP;
ii)	Camulos Capital GP LLC; and
iii)	Richard P. Brennan (“Mr. Brennan”).

This statement relates to Shares (as defined herein) held for the account of entities (the “Funds”) for which Camulos Capital LP serves as discretionary investment manager. Camulos Capital GP LLC is the general partner of Camulos Capital LP and Mr. Brennan is the managing member of Camulos Capital GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 3 Landmark Square, 4th Floor, Stamford, CT 06901.

Item 2(c)	Citizenship:

1)	Camulos Capital LP is a Delaware limited partnership;
2)	Camulos Capital GP LLC is a Delaware limited liability company; and
3)	Mr. Brennan is a citizen of the United States.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)	CUSIP Number:

148435100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

i)	Camulos Capital LP is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP NO. 148435100	Page 6 of 8 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 752,490 Shares.

Item 4(b)	Percent of Class:

As of November 14, 2008, the number of Shares outstanding was 15,629,776 according to the Issuer’s Form 10-Q filed on November 14, 2008. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.81% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Camulos Capital LP
(i)	Sole power to vote or direct the vote	752,490
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	752,490
(iv)	Shared power to dispose or to direct the disposition of	0

Camulos Capital GP LLC
(i)	Sole power to vote or direct the vote	752,490
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	752,490
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Brennan
(i)	Sole power to vote or direct the vote	752,490
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	752,490
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

CUSIP NO. 148435100	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 148435100	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009	CAMULOS CAPITAL LP
By:	/s/ Richard D. Holahan, Jr.
Name:	Richard D. Holahan, Jr.
Title:	General Counsel
and Chief Operating Officer

Date: February 12, 2009	CAMULOS CAPITAL GP LLC
By:	/s/ Richard D. Holahan, Jr.
Name:	Richard D. Holahan, Jr.
Title:	Attorney-in-Fact

Date: February 12, 2009	RICHARD P. BRENNAN
By:	/s/ Richard D. Holahan, Jr.
Name:	Richard D. Holahan, Jr.
Title:	Attorney-in-Fact